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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   ----------


                                    FORM 8-A

                     FOR REGISTRATION OF CERTAIN CLASSES OF
                 SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                SCI SYSTEMS, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                  Delaware                               63-0583436
  ----------------------------------------     ---------------------------------
  (State of Incorporation or organization)     (IRS Employer Identification No.)


         2101 West Clinton Avenue
         Huntsville, Alabama                                           35805
         ----------------------------------------                    ----------
         (Address of principal executive offices)                    (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                                              Name of each exchange on which
      to be so registered                                              each class is to be registered
      -------------------                                              ------------------------------

      ----------------------------------                               ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)

                       Index to Exhibits Appears on Page 7


                               Page 1 of 11 Pages
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ITEM 1.  Description of Registrant's Securities to be Registered.

         On December 20, 2000 The Board of Directors of SCI Systems, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, par value $.10 per share (the "Common Shares"), of the Company. The distribution is payable on January 2, 2001 (the "Record Date") to the shareholders of record as of the close of business on the Record Date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock of the Company at a price of $240 per Common Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 20, 2000 (the "Rights Agreement"), between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent").

         Until the earliest to occur of (i) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person"), (ii) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following the commencement of a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 15% or more of the outstanding Common Shares, or (iii) the close of business on the tenth business day following the first date of public announcement of the first occurrence of a Flip-in Event or a Flip-over Event (as such terms are hereinafter defined) (the earliest of such dates being hereinafter called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         No Right is exercisable at any time prior to the Distribution Date. The Rights will expire on December 20, 2010 (the "Final Expiration Date") unless earlier redeemed or exchanged by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation the right to vote or to receive dividends.

         The Purchase Price payable, the number of outstanding Rights and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to


                               Page 2 of 11 Pages
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adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

         In the event (a "Flip-in Event") that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding Common Shares, (ii) any Acquiring Person merges into or combines with the Company and the Company is the surviving corporation or any Acquiring Person effects certain other transactions with the Company, as described in the Rights Agreement, or (iii) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

         To illustrate the operation of such an adjustment, at a Purchase Price of $240, assuming the current market price (as determined pursuant to the provisions of the Rights Agreement) per Common Share were $30, each Right not owned beneficially by an Acquiring Person at or after the time of such an occurrence would entitle its holder to purchase (after the Distribution Date) from the Company 16 Common Shares (having a market value of $480) for $240.

         In the event (a "Flip-over Event") that, following the first date of public announcement that a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but its Common Shares are changed or exchanged, or
(iii) 50% or more of the Company's assets or earning power, including without limitation securities creating obligations of the Company, are sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right.

         At any time after the later of the Distribution Date and the first occurrence of a Flip-in Event or a Flip-over Event and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of


                               Page 3 of 11 Pages
the Company may exchange the Rights (other than any Rights which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Company is not required to issue fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

         The Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), at any time prior to the close of business on the later of (i) the Distribution Date and (ii) the first date of public announcement that a person has become an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Rights Agreement may be amended by the Company without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the Purchase Price payable and the number of Common Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since (subject to the limitations described above) the Rights may be redeemed by the Company at the Redemption Price prior to the time that the Rights would otherwise become exercisable, or if later, the time that a person or group has become an Acquiring Person.

         The Rights Agreement, which includes the form of Right Certificate and Summary of Rights to Purchase Common Stock as exhibits thereto, and the forms of press release and letter to stockholders announcing the declaration of the dividend distribution of the Rights are attached hereto as exhibits and are incorporated herein by this reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 2.  Exhibits.

         1. Form of Right Certificate (Exhibit A to the Rights Agreement filed as Exhibit 2 hereto).


                               Page 4 of 11 Pages
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         2.       Rights Agreement.

         3. Summary of Rights to Purchase Common Stock (Exhibit B to the Rights Agreement filed as Exhibit 2 hereto).

         4.       Form of press release dated December 20, 2000.


                               Page 5 of 11 Pages

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              SCI, Systems, Inc.



                              By: /s/ James E. Moylan, Jr.
                                  ---------------------------------------------
                                  James E. Moylan, Jr.
                                  Senior Vice President and Chief Financial
                                  Officer


Dated: December 22, 2000


                               Page 6 of 11 Pages
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                                INDEX TO EXHIBITS

      Exhibit
      Number                                           Exhibit
      ------                                           -------

         1 Form of Right Certificate (Exhibit A to the Right's Agreement filed as Exhibit 2 hereto).

         2        Rights Agreement dated December 20, 2000 between SCI Systems,
                  Inc. and Mellon Investor Services LLC.

         3 Summary of Rights to Purchase Common Stock (Exhibit B to the Rights Agreement filed as Exhibit 2 hereto).

         4        Form of press release dated December 20, 2000.


                               Page 7 of 11 Pages
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                                    EXHIBIT 1



         Form of Right Certificate (Exhibit A to the Right's Agreement filed as
Exhibit 2 hereto).


                               Page 8 of 11 Pages

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                                    EXHIBIT 2


         Rights Agreement dated December 20, 2000 between SCI Systems, Inc. and Mellon Investor Services LLC


                               Page 9 of 11 Pages

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                                    EXHIBIT 3

                   Summary of Rights to Purchase Common Stock
                    (Exhibit B to the Rights Agreement filed
                              as Exhibit 2 hereto)


                              Page 10 of 11 Pages

                                    EXHIBIT 4

                              Form of Press Release
                             dated December 20, 2000


                              Page 11 of 11 Pages